SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO §240.13d-1(b), (c) AND

(d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. )*

INTENSITY THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45828J103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45828J103	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Lewis H. Bender
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,245,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,245,000*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,245,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Includes 225,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of December 31, 2023.

**	Percent of class is calculated based on 13,709,377 shares of Common Stock of the Issuer outstanding as of November 13, 2023.

CUSIP No. 45828J103	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Intensity Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Enterprise Drive, Suite 430, Shelton, CT 06484-4779

Item 2(a).	Name of Person Filing:

Lewis H. Bender

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address is c/o Intensity Therapeutics, Inc., 1 Enterprise Drive, Suite 430, Shelton, CT 06484-4779

Item 2(c).	Citizenship:

Mr. Bender is a United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

45828J103

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________

CUSIP No. 45828J103	13G	Page 4 of 6 Pages

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 2,245,000 shares of Common Stock. Includes 225,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of December 31, 2023.

(b)	Percent of Class: 16.1% (Percent of class is calculated based on 13,709,377 shares of Common Stock of the Issuer outstanding as of November 13, 2023.)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,245,000

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,245,000

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

CUSIP No. 45828J103	13G	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

CUSIP No. 45828J103	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2024

/s/ Lewis H. Bender
Lewis H. Bender